Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019

IN U.S. DOLLARS IN THOUSANDS
UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Loss	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4 - 5

Condensed Interim Consolidated Statements of Cash Flows	6 – 7

Notes to Condensed Interim Consolidated Financial Statements	8 - 12

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31,
	2019	2018	2018
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	7,134	9,991	6,716
Restricted deposits	172	-	89
Short-term bank deposits	14,211	22,912	16,828
Trade receivables	244	305	560
Inventories	1,472	2,020	1,680
Other receivables	6,494	2,977	6,840

	29,727	38,205	32,713
LONG-TERM ASSETS:
Long term deposits	17	54	48
Property, plant and equipment, net	2,151	1,949	2,020
Right of-use assets	2,418	-	-
Intangible assets, net	479	592	495

	5,065	2,595	2,563
	34,792	40,800	35,276
CURRENT LIABILITIES:
Current maturities of long-term liabilities	2,018	710	146
Trade payables and accrued expenses	2,996	3,380	2,715
Other payables	2,438	2,204	2,036

	7,452	6,294	4,897
LONG‑TERM LIABILITIES:
Deferred revenues	1,145	1,349	1,158
Liabilities in respect of IIA grants	7,497	7,577	7,568
Contingent consideration for the purchase of shares	5,186	14,208	6,330
Liability in respect of discontinued operation	6,003	6,003	6,003
Lease liabilities	2,043	-	-
Severance pay liability, net	325	341	348

	22,199	29,478	21,407
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 37,244,508 shares as of March 31, 2019 ,December 31, 2018 and 32,244,508 shares as of March 31, 2018; Issued and Outstanding: 27,178,839 as of March 31, 2019 and December 31, 2018 and 27,047,737 as of March 31, 2018	75	75	75
Share premium	139,912	139,210	139,637
Foreign currency translation adjustments	(21)	(48)	(25)
Accumulated deficit	(134,825)	(134,209)	(130,715)

	5,141	5,028	8,972
	34,792	40,800	35,276

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	Unaudited		Audited

Revenues	461	520	3,401
Cost of revenues	307	381	2,088

Gross profit	154	139	1,313

Operating expenses:
Research and development, gross	4,182	4,040	17,915
Participations by BARDA and IIA	(2,903)	(2,847)	(13,843)
Research and development, net of participations	1,279	1,193	4,072
Selling and marketing	1,033	1,071	4,188
General and administrative	1,332	989	3,799
Other income from settlement agreement	-	-	(7,537)
Other expenses	89	600	751
Total operating expenses	3,733	3,853	5,273

Operating loss	(3,579)	(3,714)	(3,960)

Financial income	61	67	412
Financial expense	(642)	(904)	(2,117)

Loss from continuing operation	(4,160)	(4,551)	(5,665)
Profit from discontinued operation	50	-	4,608
Net loss	(4,110)	(4,551)	(1,057)
Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	4	(10)	13
Total comprehensive loss	(4,106)	(4,561)	(1,044)
Basic and diluted loss per share:
Basic and diluted net loss per share from continuing operations	(0.15)	(0.17)	(0.21)
Basic and diluted net profit per share from discontinued operations	* )	-	0.17
Total Basic and diluted net loss per share	(0.15)	(0.17)	(0.04)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share (in thousands):	27,179	27,048	27,114

The accompanying notes are an integral part of the interim financial statements.
*) Represents an amount lower than $1.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of December 31, 2018	75	139,637	(25)	(130,715)	8,972

Loss for the period	-	-	-	(4,110)	(4,110)
Other comprehensive loss	-	-	4	-	4

Total comprehensive loss	-	-	4	(4,110)	(4,106)

Share-based compensation	-	275	-	-	275

Balance as of March 31, 2019	75	139,912	(21)	(134,825)	5,141

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of December 31, 2017	75	138,992	(38)	(129,409)	9,620
Accumulated effect of adopting IFRS 15	-	-	-	(249)	(249)

Balance as of January 1, 2018	75	138,992	(38)	(129,658)	9,371

Loss for the period	-	-	-	(4,551)	(4,551)
Other comprehensive loss	-	-	(10)	-	(10)

Total comprehensive loss	-	-	(10)	(4,551)	(4,561)

Share-based compensation	-	218	-	-	218

Balance as of March 31, 2018	75	139,210	(48)	(134,209)	5,028

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of December 31, 2017	75		138,992	(38)	(129,409)	9,620
Accumulated effect of adopting IFRS 15	-		-	-	(249)	(249)

Balance as of January 1, 2018	75		138,992	(38)	(129,658)	9,371

Loss for the period	-		-	-	(1,057)	(1,057)
Other comprehensive income	-		-	13	-	13
Total comprehensive (loss) income	-		-	13	(1,057)	(1,044)

Exercise of options	*	)	-	-	-	* )
)Share-based compensation	-		645	-	-	645

Balance as of December 31, 2018	75		139,637	(25)	(130,715)	8,972

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	Unaudited		Audited
Cash Flows from Operating Activities:
Net loss	(4,110)	(4,551)	(1,057)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	(50)	-	(4,608)
Depreciation and amortization	274	135	577
Share-based compensation	275	218	645
Revaluation of liabilities in respect of IIA grants	74	186	287
Revaluation of contingent consideration for the purchase of shares	241	543	758
Other income from settlement agreement	-	-	(7,537)
Revaluation of lease liabilities	103	-	-
Increase (decrease) in severance pay liability, net	(23)	11	19
Net financing income	(62)	(67)	(412)
Un-realized foreign currency (gain) loss	(130)	41	182

	702	1,067	(10,089)
Changes in asset and liability items:
Decrease (increase) in trade receivables	309	73	(211)
Decrease (increase) in inventories	208	(134)	206
Decrease (increase) in other receivables	262	118	(306)
Increase (decrease) in trade payables and accrued expenses	281	125	(536)
Increase (decrease) in other payables and deferred revenues	452	171	(161)

	1,512	353	(1,008)

Net cash used in continuing operating activities	(1,896)	(3,131)	(12,154)
Net cash provided by discontinued operating activities	50	-	-

Net cash used in operating activities	(1,846)	(3,131)	(12,154)

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
	Unaudited		Audited
Cash Flows from Investing Activities:

Purchase of property and equipment	(239)	(116)	(522)
Purchase of intangible assets	-	-	(12)
Interest received	30	-	106
Proceeds from (investment in) short term bank deposits, net	2,565	(22,845)	(16,612)

Net cash provided by (used in) investing activities	2,356	(22,961)	(17,040)

Cash Flows from Financing Activities:

Repayment of leases liabilities	(155)	-	-
Proceeds from exercise of options	-	-	* )
Net proceeds of IIA grant (repayment of IIA grants)	(55)	30	46

Net cash (used in) provided by financing activities	(210)	30	46

Exchange rate differences on cash and cash equivalent balances	118	(16)	(205)

Cash and cash equivalents:

Increase (decrease) in cash and cash equivalents from continuing activities	368	(26,078)	(29,353)
Increase in cash and cash equivalents from discontinued activities	50	-	-

Balance of cash and cash equivalents at the beginning of the period	6,716	36,069	36,069

Balance of cash and cash equivalents at the end of the period	7,134	9,991	6,716

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean and Russian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organizations and in other territories through local distributers.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

The Company's securities are listed for trading on NASDAQ since March 2014.

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 8% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
The Company has a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), which was modified in July 2017, for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events. The modified contract includes $56,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16,475 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10,000 for expanding NexoBrid’s indications and of up to $50,000 for additional procurement of NexoBrid.

On September 28, 2018, BARDA has awarded MediWound a new contract to develop NexoBrid for the treatment of Sulfur Mustard injuries.
The contract provides $12,000 of funding to support research and development activities up to pivotal studies in animals under the U.S. Food and Drug Administration (FDA) Animal Rule. The contract also contains options for additional funding of up to $31,000 for additional development activities, animal pivotal studies, and the FDA Biologics License Application (BLA) submission for approval of NexoBrid for the treatment of Sulfur Mustard injuries.

As of March 31, 2019 the Company recorded $ 30,927 in funding from BARDA under the contracts.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial
Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the three months ended March 31, 2019 have been prepared in accordance with IAS 34 "Interim Financial Reporting".
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2018 that were included in the Annual Report on Form 20-F filed on March 25, 2019.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2018 that were included in the Annual Report on Form 20-F filed on March 25, 2019, except than the change discussed below.

c.	Changes in significant accounting policies:

IFRS 16, "Leases" ("the new Standard") replaces IAS 17, Leases and its related interpretations. The standard's instructions supersede IAS 17 requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements.

On the inception date of the lease, the Company determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

In the event of change in variable lease payments that are CPI-linked, lessees are required to re-measure the lease liability and record the effect of the re-measurement as an adjustment to the carrying amount of the right-of-use asset.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the lease.

Commencing January 1, 2019, the Company implements the Modified retrospective approach of the Standard. As for the measurement of the right-of-use asset, the Company chose to apply the alternative of recognize the asset in an amount equal to the lease liability, with certain adjustments.

At the initial application date, the Company recognized a lease liability in the amount of about $2,522 million under Long term debt and current maturity, according to the present value of the future lease payments discounted using the Company's incremental interest rate at that date, and concurrently recognized a right-of-use asset in the same amount with certain adjustments. The Company's incremental interest rates used for measuring the lease liability are in the range of 0.1% to 6.7%. Depreciation is calculated on a straight-line basis over the remaining contractual lease period.

In the first quarter of 2019, the Company recognized depreciation expenses in the amount of $139 in respect of amortization of the right-of-use asset and $30 finance expenses in respect of the lease liability, in place of the lease expenses in the amount of $155 which would have been recorded according to the previous standard.

d.
Reclassification:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, shareholders’ equity or cash flows.

NOTE 3:          CONTINGENT LIABILITIES AND COMMITMENTS

a.
On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal (the "Plaintiffs"). The Plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On March 24, 2019, the Company entered into a settlement agreement and mutual general release with the Plaintiffs (the "Polyheal Settlement Agreement"), which settles any and all debts, obligations or liabilities that the Plaintiffs and MediWound had, has or may have to the other party in connection with the agreements among MediWound, Teva, PolyHeal, the Plaintiffs and other shareholders of PolyHeal.
Pursuant to the terms of Polyheal Settlement Agreement, the Plaintiffs repaid to MediWound a portion of the amount that was ruled in their favor under the Tel Aviv District Court Ruling, and it resulted in the acceptance of the Company’s appeal that was filed on December, 2017, and the cancellation of the 2017 Ruling that was issued by the District Court against MediWound.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:          CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.
Beginning in 2007, the Company entered into a number of agreements with Teva Pharmaceutical Industries Limited (“Teva”) related to collaboration in the development, manufacturing and commercialization of solutions for the burn and chronic wound care markets. In consideration for these agreements, Teva made investments in the Company's ordinary shares and agreed to fund certain research and development expenses and manufacturing costs and perform all marketing activities for both NexoBrid, under the 2007 Teva Agreement, and the PolyHeal Product, under the 2010 PolyHeal Agreements. As of December 31, 2012, all of these agreements were terminated.
On March 24, 2019, the Company entered into a settlement agreement and mutual general release with Teva (the “Teva Settlement Agreement”), which settles any and all debts, obligations or liabilities that each party or any of its controlled affiliates had or has to the other party or any of its controlled affiliates under, in connection with or arising out of certain transactions and agreements entered into between Teva and the Company from 2007 to 2012 (collectively, the “Collaboration Agreements”), which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and which related to the Company's product, NexoBrid, and to PolyHeal Ltd. product, PolyHeal.
During the recent years, the Company has been engaged in discussions with Teva regarding payments the Company believes Teva was obligated to make to the Company pursuant to these Collaboration Agreements.
Pursuant to the terms of the Teva Settlement Agreement, Teva has agreed to pay the Company $ 4,000 in cash, and to reduce the contingent consideration that is payable to Teva pursuant to the Company's repurchase of its shares from Teva in 2013, so that the Company will be obligated to pay Teva annual payments at a reduced rate of 15% of its recognized revenues from the sale or license of NexoBrid after January 1, 2019, up to a reduced aggregate amount of $10,200. As a result of Teva Settlement Agreement, a one-time net income from settlement agreement of $7,537 was recorded as other income and a one-time income of $4,608 was recorded within the profit from discontinued operation in the fourth quarter and the year ending December 31, 2018.
In addition, the Company also agreed to indemnify, defend and hold harmless Teva and its directors, officers, agents and employees from and against claims relating to a certain milestone related to PolyHeal under an agreement associated with the Collaboration Agreements, up to an amount of $10,200, if a notice of such claim has been received by the Company prior to December 31, 2023.

NOTE 4:         EQUITY

On March 24, 2019, the Company granted to its incoming CEO and chairman of the board 60,000 options to purchase ordinary shares, for an exercise price of $ 4.92 per share, and 40,000 RSU's, under the "2014 Share Incentive Plan". The options are exercisable in accordance with the terms of the plan and will vest over three-four years. The fair value of the options and RSU's granted, as of the grant date, was estimated at approximately $164 and $156, respectively.

On May 2, 2019, the general meeting of the Company approved the abovementioned grants.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:        SUBSEQUENT EVENTS

On May 5, 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in all countries of North America (the “Collaboration Agreements”).
Pursuant to the Collaboration Agreements, the Company will be responsible for the Development of the product through BLA approval, supported and funded by BARDA, as well as the manufacture and supply of NexoBrid. Vericel will have exclusive control regarding the commercialization of licensed product in North America while MediWound retains the commercial rights to NexoBrid in all non-North American territories.

Under the terms of the license agreement, Vericel has agreed to make an upfront payment to MediWound of $17.5 million, with an additional $7.5 million payment contingent upon U.S. approval and up to $125 million in payments contingent upon meeting certain annual sales milestones. Vericel has also agreed to pay MediWound tiered royalties on net sales ranging from high single-digit to low double-digit percentages, and a split of gross profit on committed BARDA procurement orders and a double-digits royalty on any additional future BARDA purchases of NexoBrid. Under the terms of the supply agreement, Vericel will procure NexoBrid from MediWound at a transfer price of cost plus a fixed margin percentage.
The Company continues to evaluate the accounting implications of this transaction.